Exhibit 1.02

Conflict Minerals Report of Perry Ellis International, Inc.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“CMR”) of Perry Ellis International, Inc. (herein referenced to as the “Company,” “we,” “us,” or “our”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements relating to “Conflict Minerals” arising under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2013.

The Company contracts to manufacture apparel and accessory products, and upon analysis, the Company determined that certain of its products may have threads, zippers, fasteners or other components and materials, (the “Components and Materials”) which are necessary to the production or functionality of its products, and may contain Conflict Minerals. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG”) for the purposes of this assessment.

The Company does not directly purchase any materials in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and it is multiple levels removed from the actual mining of Conflict Minerals. Based on the Company’s reasonable country of origin inquiry (“RCOI”) and due diligence, we have determined in good faith that for calendar year 2013, we do not have sufficient information from our suppliers or other sources to conclude whether the 3TG necessary for our products originated in the Covered Countries and, if so, whether the necessary Conflict Minerals were from recycled or scrap sources, were “DRC conflict free” (as defined in accordance with the Rule), or have not been found to be “DRC conflict free”. The Company adopted a Conflict Minerals Policy, which it communicated throughout its supply chain and incorporated in the Company’s Vendor Code of Conduct requirements.

As allowed under the Rule, this CMR is not subject to an independent private sector audit.

In accordance with the Rule, the Company undertook due diligence to determine the Conflict Minerals status of the necessary Conflict Minerals used in or for the functionality of our apparel and accessory products. In conducting our due diligence, we utilized the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Guidance”), an internationally recognized due diligence framework. The Company designed its due diligence process, management and measures within the framework OECD Guidance for a company downstream in the supply chain.

The Company’s due diligence included a supply chain survey conducted via a third party which utilized the Electronic Industry Citizenship Coalition (the “EICC”) and Global e-Sustainability Initiative (the “GeSI”) Conflict Minerals Due Diligence Template for data collection and verification. Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary Conflict Minerals, as well as the origin of those materials. Additional supplier contacts were conducted in an effort to increase the survey response rate and to address inconsistent statements and incomplete data and responses. Additionally, smelters and refiners identified in the supply chain survey were compared against lists of smelter and refinery facilities which have been identified as “conflict-free” and given “conflict-free” status (“CFS”) pursuant to the Conflict-Free Smelter Program (“CFSP”), a joint initiative by EICC and GeSI; by the London Bullion Market Association (“LBMA”) or by the Responsible Jewellery Council (“RJC”). We identified and contacted a total of 133 suppliers as in-scope for Conflict Mineral regulatory purposes and as part of our RCOI process. The survey response rate among these suppliers was 66%. Of these responding suppliers, 17% responded “yes” as to having one or more of the Conflict Minerals in products manufactured or supplied by them. The Company continued to receive survey responses through May 5, 2014. We have relied on these supplier responses to provide us with information about the source of Conflict Minerals contained in the Components and Materials supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

We currently intend to take steps to enhance our due diligence efforts, with the goal of mitigating the risk that Conflict Minerals necessary to certain of our products could benefit armed groups in the Covered Countries. These steps may include, among others, steps designed to improve the information gathered from our suppliers, increase the response rate of our supplier survey, and influence suppliers in our supply chain that require Conflict Minerals to utilize smelters that have been certified as CFS.